Aceway Corp.

Ave. Aquilino De La Guardia y Calle 47, Ocean Business Plaza Building,

Suite 1604. Panama City, Panama

November 27, 2013

Re: Aceway Corp.

Registration Statement on Form S-1

Filed August 12, 2013

File No. 333-190547

Ms. Mara L. Ransom,

We write in response to the above comment letter.  We have numbered our responses in accordance with your comments.

1.       We have revised the statement as requested.

2.       We have updated the financial statement information throughout the document.

ACEWAY CORP.

/s/ Armando Espinoza

Armando Espinoza

President